

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2014

Via E-mail
Craig F. Maier
President and Chief Executive Officer
Frisch's Restaurants, Inc.
2800 Gilbert Avenue
Cincinnati, OH 45206

> **Re: Frisch's Restaurants, Inc.**
> **Form 10-K for the Fiscal Year Ended May 28, 2013**
> **Filed August 5, 2013**
> **File No. 001-07323**

Dear Mr. Maier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Signatures, page 83</u>

1. Please confirm that in future filings you will revise the second half of your signature page to include the signature of your principal financial officer and controller or principal accounting officer. Refer to General Instructions D.(2) of Form 10-K. In this regard, we note that Mr. Lanning signed the first half of the signature page on behalf of the registrant but he did not sign the second half of the signature page in his capacities as "Vice President-Finance, Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor